UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Wright Express Corporation Employee Savings Plan

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Wright Express Corporation

97 Darling Avenue

South Portland, ME 04106

REQUIRED INFORMATION

The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2011 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Corporation Employee Savings Plan

Date: June 27, 2012	By	/s/ Robert Cornett Robert Cornett Employee Benefits Committee Member - Chair

Date: June 27, 2012	By	/s/ Hilary Rapkin Hilary Rapkin Employee Benefits Committee Member

Date: June 27, 2012	By	/s/ Steven Elder Steven Elder Employee Benefits Committee Member

Date: June 27, 2012	By	/s/ Kelley Shimansky Kelley Shimansky Employee Benefits Committee Member

APPENDIX 1

WRIGHT EXPRESS CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2011 AND 2010

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wright Express Corporation

Employee Savings Plan

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Wright Express Corporation Employee Savings Plan

South Portland, Maine

We have audited the accompanying statements of net assets available for benefits of the Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 27, 2012

Wright Express Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Participant–directed investments – at fair value	$42,236,598	$40,243,824

Receivables:
Notes receivable from participants	914,253	1,049,548
Accrued income	922	970

Total receivables	915,175	1,050,518

Net assets reflecting all investments at fair value	43,151,773	41,294,342

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(111,639)	—

Net assets available for benefits	$43,040,134	$41,294,342

See notes to financial statements.

Wright Express Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Contributions:
Employee	$3,323,221
Employer	2,081,278
Rollover	468,436

Total contributions	5,872,935

Investment activity:
Net depreciation in fair value of investments	(2,172,420)
Dividends and interest	1,027,125

Net investment activity	(1,145,295)

Interest earned on notes receivable from participants	40,937

Total additions	4,768,577

Deductions:
Benefits paid to participants	3,021,785
Administrative expenses	1,000

Total deductions	3,022,785

Net increase in net assets	1,745,792

Net assets available for benefits:
Beginning of year	41,294,342

End of year	$43,040,134

See notes to financial statements.

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.

General

The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Bank of America, N.A., formerly Merrill Lynch Bank & Trust Co., FSB, is the trustee and recordkeeper of the Plan.

Eligibility

Each employee of the Company and its eligible subsidiaries who, as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company and its eligible subsidiaries who were not prior employees of Cendant Corporation and have attained the age of eighteen (18) are eligible to participate in the Plan. If the employee has not attained the age of eighteen (18), they are eligible to participate upon reaching their eighteenth birthday.

Contributions

Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched by the Company, up to 6 percent of the participant’s eligible compensation. Participants who are at least 50 years of age may make an additional contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant Accounts

An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. As of December 31, 2011, the Plan offers several open-end mutual funds, the Wright Express Corporation Common Stock Fund, one money market fund and two common collective trust funds as investment options for participants.

One of the common collective trust funds - the Wells Fargo Stable Return Fund (the “Stable Value Fund”) – is intended to guarantee a certain return to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Value Fund in certain circumstances. The performance of the other party is not guaranteed – it is dependent on the absence of certain events occurring.

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

Vesting

Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.

Notes Receivables from Participants

Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, which allows terms of up to fifteen years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rates on loans outstanding at December 31, 2011, range from 4.25 percent to 9.25 percent.

Benefit Payments

On termination of service a participant may elect either to receive (i) a lump sum distribution of the participant’s account balance; (ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the Stable Value Fund is the reported net asset value per share as a practical expedient, and contract value is principal plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

In accordance with Generally Accepted Accounting Principles (“GAAP”), the Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Stable Value Fund also imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described above. The Wells Fargo Stable Return Fund invests principally in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions.

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

Investments in common collective trust funds are valued based on the reported unit value per share as a practical expedient, which is based on the current fair value of the common collective trust funds’ underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2, as described in Note 3, Fair Value, as the Plan has the ability to redeem its investment in common collective trust funds at the reported unit value at the measurement date with one day’s notice and there are no other potential liquidity restrictions that can be invoked at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis by such investments and are not separately reported.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. There were no such distributions in the current year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011 and December 31, 2010.

Recent Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

ASU No. 2011-04 - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3. FAIR VALUE

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

		Fair Value Measurements at December 31, 2011 Using
	Total December 31, 2011	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Common Stock – Wright Express Corporation	$1,179,747	$1,179,747	$—	$—

Common Collective Trusts
Equity/Stock Fund	2,241,903	—	2,241,903	—
Money Market Fund	4,402,351	—	4,402,351	—

Mutual Funds
Equity/Stock Funds	26,077,582	26,077,582	—	—
Bond/Fixed Income Funds	6,925,917	6,925,917	—	—
Allocation Fund	1,409,098	1,409,098	—	—

Total	$42,236,598	$35,592,344	$6,644,254	$—

		Fair Value Measurements at December 31, 2010 Using
	Total December 31, 2010	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Common Stock – Wright Express Corporation	$780,398	$780,398	$—	$—

Common Collective Trusts
Equity/Stock Fund	1,852,756	—	1,852,756	—

Mutual Funds
Equity/Stock Funds	26,324,178	26,324,178	—	—
Bond/Fixed Income Funds	6,371,197	6,371,197	—	—
Allocation Fund	1,443,964	1,443,964	—	—

Money Market Funds	3,464,980	—	3,464,980	—

Cash Fund	6,351	6,351	—	—

Total	$40,243,824	$34,926,088	$5,317,736	$—

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

The following tables summarize the Plan’s investments reported at net asset value per share (or its equivalent) as a practical expedient at December 31, 2011, and 2010.

	Fair Value Estimate Using Net Asset Value per Share December 31, 2011
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
ML Equity Index Trust XIII (a)	$2,241,903	$—	N/A	N/A	1 day
Wells Fargo Stable Return Fund C (b)	4,402,351	—	N/A	N/A	1 day

Total	$6,644,254	$—

	Fair Value Estimate Using Net Asset Value per Share December 31, 2010
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
ML Equity Index Trust XIII (a)	$1,852,756	$—	N/A	N/A	1 day
ML Retirement Reserves Money Fund (c)	3,464,980	—	N/A	N/A	1 day

Total	$5,317,736	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.

(b)	Stable return fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

(c)	Short-term investment fund strategies seek preservation of capital and liquidity available from investing in a diversified portfolio of short-term money market securities.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011	2010
Wells Fargo Stable Return Fund C (Money Market)	$4,402,351	*
Merrill Lynch Equity Index Trust XIII (Equity/Stock)	$2,241,903	*
Perkins Mid Cap Value Fund A (Equity/Stock)	$2,172,655	*
Mainstay Large Cap Growth Fund (Equity/Stock)	$5,021,330	*
American Europacific Growth R4 (Equity/Stock)	$5,043,745	$5,170,365
Victory Small Company Opportunity A (Equity/Stock)	$3,063,988	$3,026,155
Davis New York Venture Fund (Equity/Stock)	$3,775,840	$3,624,752
PIMCO Total Return Fund A (Bond/Fixed Income)	$6,032,259	$5,655,005
Retirement Reserve Money Fund (Money Market)	*	$3,464,980
American Funds Growth Fund of America R4 (Equity/Stock)	*	$5,037,774
Oppenheimer Developing Markets Fund A (Equity/Stock)	*	$2,656,840

*	Less than 5% in year noted

Wright Express Corporation

Employee Savings Plan

Notes to Financial Statements

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Mutual Funds:
Equity/Stock Funds	$(2,258,701)
Bond/Fixed Income Funds	(54,907)
Allocation Fund	(33,311)
Wright Express Corporation Common Stock Fund	174,499

$(2,172,420)

5. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. EXEMPT PARTY-IN-INTEREST TRANSACTION

Certain Plan investments are shares of mutual funds managed by Bank of America, N.A. Bank of America, N.A. is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan held 21,744.5 shares of common stock of the Company with a cost basis of $1,020,149 as of December 31, 2011, and held 16,965.2 shares of common stock of the Company with a cost basis of $551,917 as of December 31, 2010. The Company is the sponsoring employer. During the year ended December 31, 2011, no dividends were recorded by the Plan related to the Company stock.

7. ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses of the Plan are paid for by the Company. If the Company does not pay the expenses, they are paid from the Plan. The expenses paid for directly by the Plan in 2011 totaled $1,000.

8. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

*******************************

SUPPLEMENTAL SCHEDULE

Wright Express Corporation

Employee Savings Plan

Form 5500 - Schedule H, Part IV,

Plan 201729, EIN 01-0526993,

Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost		(e) Current Value
	PIMCO	Total Return Fund A	*	*	$6,032,259
	Oakmark	Equity and Income Fund I	*	*	1,409,098
	Perkins	Mid Cap Value Fund A	*	*	2,172,655
	Goldman Sachs	Large Cap Value	*	*	889,862
	Goldman Sachs	Growth Opportunity Fund	*	*	1,579,825
	Principal	High Yield Fund	*	*	893,658
	Davis	New York Venture Fund	*	*	3,775,840
	Victory	Small Company Opportunity A	*	*	3,063,988
	American Funds	Europacific Growth R4	*	*	5,043,745
	Mainstay	Large Cap Growth Fund	*	*	5,021,330
	Jennison	Small Company Fund A	*	*	1,540,051
	Oppenheimer	Developing Markets Fund A	*	*	1,841,213
	DWS	RREEF Real Estate Fund A	*	*	1,149,072

	Total mutual funds				34,412,597
*	Wells Fargo	Stable Return Fund C	*	*	4,402,351
*	Merrill Lynch	Equity Index Trust XIII	*	*	2,241,903
*	Wright Express	Wright Express Corporation Common Stock Fund	*	*	1,179,747
	Cash Fund	Cash and cash equivalents			—

	Participant – directed investments – at fair value				42,236,598

*	Various participants	Notes receivable from Participants - maturing at various dates through April 2025 at interest rates of 4.25% -9.25%	*	*	914,253
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund				(111,639)

	Investments per Form 5500				$43,039,212

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.